Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement No. 333-236659

JPMorgan Chase 383 Madison Avenue, New York, NY 10179 NYSE symbol: JPM www.jpmorganchase.com

Release : IMMEDIATE

JPMORGAN CHASE & CO. DECLARES QUARTERLY COUPON ON ALERIAN MLP INDEX ETN

New York, Aug 24 2022 - JPMorgan Chase & Co. announced today the quarterly coupon amount for the Alerian MLP Index ETN (NYSE Arca: AMJ). The table below summarizes the coupon amount for the Alerian MLP Index ETN (the “Notes”).

NYSE Arca Ticker	Registered Issue Name	Declaration Date	Ex-Date	Record Date	Payment Date	Coupon Amount[1] per Note	Current Yield[2]
AMJ	Alerian MLP Index ETN	Aug 24, 2022	Aug 25, 2022	Aug 26, 2022	Sep 6, 2022	$0.3522	6.3%

The Notes are subject to a maximum issuance limitation of 129,000,000 Notes, which may cause the Notes to trade at a premium relative to the indicative note value.  Investors that pay a premium for the Notes could incur significant losses if that investor sells its notes at a time when some or all of the premium is no longer present.

1)	As defined in the Market-Making Supplement, dated April 8, 2020 for the Notes.

You may access this market making supplement as follows:

https://www.sec.gov/Archives/edgar/data/19617/000095010320007243/dp125818_424b2-aemsupp.htm

2) “Current Yield” equals the current Coupon Amount annualized and divided by the closing price of the Notes on August 22, 2022 and rounded to one decimal place for ease of analysis. The Current Yield is not indicative of future coupon payments, if any, on the Notes.

The Notes are senior, unsecured obligations of JPMorgan Chase & Co.

About JPMorgan Chase & Co.

Questions? Contact: JPMorgan Alerian ETN team, 1-800-576-3529 alerian_etn@jpmorgan.com

J.P. Morgan Chase & Co.

News Release

JPMorgan Chase & Co. (NYSE: JPM) is a leading financial services firm based in the United States of America (“U.S.”), with operations worldwide. JPMorgan Chase had $3.8 trillion in assets and $286.1 billion in stockholders’ equity as of June 30, 2022. The Firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing and asset management. Under the J.P. Morgan and Chase brands, the Firm serves millions of customers in the U.S., and many of the world’s most prominent corporate, institutional and government clients globally. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

Investment suitability must be determined individually for each investor, and the Notes may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.

Investors should consult with their own advisors as to these matters.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.

Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.

You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorganChase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the product supplement and the pricing supplement if you so request by calling toll-free 800-576-3529.

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